UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: October 27, 2015	/s/ Erfan Kazemi
	Name:	Erfan Kazemi
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	[Reserved]

99.2	Form of Warrant Indenture to be entered into between Sandstorm Gold Ltd. and Computershare Trust Company of Canada.

99.3	Consent of William Wulftange.

99.4	Consent of Cassels Brock & Blackwell LLP.

99.5	Consent of Borden Ladner Gervais LLP.

99.6	Copper Purchase Agreement, dated October 27, 2015, by and between Sandstorm Gold Ltd. and Yamana Gold (Barbados) Inc.

99.7	Silver Purchase Agreement, dated October 27, 2015, by and between Sandstorm Gold Ltd. and Yamana Gold (Barbados) Inc.

The exhibits to this report on Form 6-K shall be incorporated by reference into this report and are hereby incorporated by reference into and as exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-206476) under the Securities Act of 1933, as amended or supplemented.